MCF CORPORATION

December 2, 2005

Securities and Exchange Commission
Accounting Branch
450 Fifth Street, N.W.
Washington D.C. 20549-1004

Attn:	John P. Nolan, Accounting Branch Chief
Mail Stop 4561

Re:	SEC Letter of November 18, 2005

Ladies and Gentlemen,

This letter is being furnished to you in response to the comments contained in the letter on behalf of the staff of the Accounting Branch (the “Staff”) dated November 18, 2005 (the “Letter”) regarding the Report on Form 10-K for the year ended December 31, 2004 (the “Form 10-K”) and the Report on Form 10-Q for the quarter ended September 30, 2005 (the “Form 10-Q”) filed on behalf of MCF Corporation (the “Company”). The Staff’s comments are reproduced below in bold type for your convenience, followed by the Company’s response to each comment. The original numbering of the Letter has been retained.

Form 10-K for the period ended December 31, 2004

Selected Consolidated Financial Data, page 11

1.
As required by Instruction 2 to Item 301 of Regulation S -K, please include in future filings the following disclosure to enhance comparability of operating results included in the selected financial data and to highlight trends in results of operations:

•
Provide a footnote to Income from continuing operations of $2.971 million for the year ended December 31, 2003 that describes the nonrecurring gain on retirement of the convertible note for $3.088 million in 2003.

•
Provide a footnote to Income from continuing operations for the year ended December 31, 2004 to: (I) describe the reasons for the significant decrease of $1.385 million in interest expense in 2004 as compared to 2003 and (2) to state if the decrease is indicative of a trend that will affect future results of operations.

600 California Street, 9th Floor ■ San Francisco, CA 94108
(415) 274-5650 Main ■ (415) 274-5669 Fax
AMEX: MEM NASD/SIPC	MEMBER

We will include the requested disclosures in future filings.

Note 2, “Summary of Significant Accounting Policies”, page 36

Commission and Principal Transaction Revenue, page 37

2.
We refer to the statement that revenue from trading activities and related expenses are recorded on a trade date basis and to the “Revenue Recognition” part of the “Critical Accounting Policies and Estimates” section of MD&A on page 18 that states brokerage revenue is recognized once the trade is consummated and the earnings process is complete. In this regard provide us with the following information:

•
Tell us and provide any proposed MD&A and footnote disclosure to be included in future filings that describe the basis for determining when the earnings process is considered complete for brokerage revenues earned with respect to proprietary and agency transactions. Refer to paragraphs 7.15 to 7.23 of Chapter 7, “Accounting Standards” of the AICPA Audit and Accounting Guide for Brokers and Dealers in Securities.

We account for revenue and related expenses for agency and proprietary transactions on a trade-date basis in accordance with paragraphs 7.15 to 7.23 of Chapter 7 of the AICPA Audit and Accounting Guide for Brokers and Dealers in Securities (“the Guide”).

The basis for our determining when the earnings process is considered complete for brokerage revenue earned with respect to proprietary and agency transactions is described in paragraphs 7.18 and 7.23 of the Guide, respectively. For proprietary transactions, the risks, benefits, and economic potentials are created and conveyed at the trade date, which is when the major terms have been agreed to by the parties. For agency transactions, the commission income and related expenses are accrued by the broker-dealer on the trade date, because substantially all the efforts in generating the commissions have been completed.

In future filings, we will change the revenue recognition disclosures to read as follows:

“Commissions and related clearing expenses are recorded on a trade-date basis as security transactions occur. Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade-date basis.”

•
Reconcile the statement that you recognized revenues from trading activities and related expenses on a trade date basis with the “Securities Transactions” footnote in Exhibit 4-B on page 109 of the AICPA Audit and Accounting Guide for Brokers and Dealers in Securities that states customer securities and commodities transactions are reported on a settlement date basis and related commission income and expenses are recorded on a trade date basis.

We believe that the disclosure found in Exhibit 4-8 (page 108) of the Guide stating, “Customers’ securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis”, is applicable to clearing brokers but does not apply to introducing brokers. Merriman Curhan Ford & Co., as an introducing broker, does not carry customer accounts, hold customer securities or hold customer cash. We note that this is disclosed in Note 14 to the Consolidated Financial Statements on page 52 of the Form 10-K. As a result, principal transactions with customers can be accounted for on a trade-date basis for income and expenses, as well as the cash and securities on the balance sheet, in accordance with paragraph 7.18 of the Guide.

Investment Banking Revenue, page 37

3.
We refer to the statement that investment banking fees are recorded as revenue when the related service has been rendered, the client is contractually obligated to pay and collection is probable. In this regard, please tell us and disclose in future filings your accounting policies regarding the timing for revenue recognition of investment banking fees, sales concessions and underwriting fees. Refer to the “Investment Banking” footnote in Exhibit 4-B on page 109 of the AICPA Audit and Accounting Guide for Brokers and Dealers in Securities which states:

•	investment banking fees are recorded on the offering date;

•	sales concessions are recorded on the settlement date; and

•	underwriting fees are recorded when the underwriting is completed and the income is readily determinable.

We account for investment banking revenue in accordance with paragraphs 7.47 to 7.52 of Chapter 7 of the Guide, except that we have recorded investment banking revenue for the sales concessions on offering date. We will account for revenue from the sales concessions on settlement date prospectively. This change in accounting policy to delay revenue recognition from the sales concessions for three days would not have resulted in a material change in our historical financial statements.

In future filings, we will revise the revenue recognition disclosures to read as follows:

“Investment banking revenue includes gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenue also includes fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is complete and the income is reasonably determinable. As co-manager for registered equity underwriting transactions, management must estimate the Company’s share of transaction related expenses incurred by the lead manager in order to recognize revenue. Transaction related expenses are deducted from the underwriting fee and therefore reduces the revenue that is recognized as co-manager. Such amounts are adjusted to reflect actual expenses in the period in which the Company receives the final settlement, typically 90 days following the closing of the transaction.”

Note 6, “Stockholders” Equity, Common Stock”, page 44

4.	We refer to the strategic alliance entered into with London Merchant Securities (“LMS”) in August 2004. In this regard, please tell us and provide in future filings the following information:

•	Describe the nature and terms of the strategic alliance including:

o	the rights and responsibilities of the Company as part of this alliance;

o	the terms, including the dollar amount, of any funding agreements or other obligations incurred by the Company as a result of the alliance; and

o	how this business relationship will be accounted for under generally accepted accounting principles.

The nature and terms of the relationship between our company and LMS is as follows:

(a) LMS invested $6 million in MCF Corporation in exchange for 4,615,385 shares of common stock and an immediately exercisable stock warrant to purchase an additional 1,384,616 shares of common stock at a price of $1.48 per share. LMS obtained the right to seek the election of a member of their choice to fill a vacant seat on our Board of Directors, and to allow LMS to designate an observer to attend our Board meetings if at any time LMS did not have a representative on our Board. In August 2004, Scott Potter of LMS joined our Board of Directors. We were responsible for registering the common stock underlying the LMS investment within 135 days from the closing of the financing transaction. The shares were registered with the Securities and Exchange Commission in October 2004.

(b) MCF Corporation and LMS do not have any further rights or responsibilities as part of this relationship among our companies. There is no funding agreements or other obligations incurred by us as a result of the relationship. The business relationship, as described above, was accounted for in accordance with GAAP during 2004. We will remove the reference to our “strategic alliance” with LMS in future filings.

•	State how the $1.30 value attributed to the 4.615 million shares issued to LMS was determined.

The $1.30 value attributed to the 4,615,385 shares of common stock issued to LMS was based upon a negotiated discount to the fair market value of MCF Corporation’s quoted stock price over a specified time period. The discount was allowed in order induce LMS to purchase the unregistered shares in view of their lack of liquidity.

•	Disclose the value attributed to the warrants issued to acquire 1.385 million shares at $1.85 per share, their exercise period and how the value allocated to the warrants was determined.

The value attributed to the stock warrant to purchase 1,384,616 shares of common stock at $1.48 was $1,212,399. The stock warrants are immediately exercisable from the issue date and have a four year exercise period. The value of the stock warrants was derived by allocating the investment proceeds on a relative fair value basis between the common stock issued and the fair value of the stock warrant in accordance with EITF Issue No. 00-27. The fair value of the stock warrant was determined by using the Black-Scholes option pricing model.

Note 11, “Commitments and Contingencies”, page 50

5.
We refer to the Glen, Lukrich, Reichard court complaint filed in court on April 2004 seeking unspecified damages. Considering the Company signed in November 2004 a binding settlement agreement for the issuance to the plaintiff of 130,000 shares of MCF Corporation common stock related to compensation agreements, please tell us and disclose in future filings, the total amount of compensation expense recorded in 2004 related to this settlement and how the fair value of the shares issued was determined.

The total amount of expense recorded in 2004 in connection with the settlement of the Glen, Lukrich, Reichard matter was $215,800. In November 2004, the Company reached a settlement with the three plaintiffs in which the Company agreed to issue 130,000 shares of common stock to be shared among the three plaintiffs. The Company’s common stock was valued at $1.66 on November 19, 2004, the date the shares were issued.

Form 10-Q for the period ended September 30, 2005

Note 1, “Significant Accounting Policies, Stock Based Compensation”, page 5

6.
Considering you state the adoption of SFAS 123R effective January 1, 2006, will have a material impact on your financial position and results of operations, please tell us and disclose in future filings if you expect to use the modified prospective or the modified retrospective methodology for implementing SFAS 123R and discuss in MD&A the expected effects of implementing this pronouncement on future operating results and financial position. Refer to the disclosure requirements of Staff Accounting Bulletin 11.M.

We intend to use the modified prospective transition method for implementing SFAS 123R. Based on a high level analysis, we expect that the adoption of SFAS 123R will increase compensation and benefits expense beginning in the first quarter of 2006, however the specific amount of this increase has not yet been determined.

Note 4, “Acquisition of Catalyst Financial Planning and Investment Management, Inc.”, page 8

7.	Please tell us and provide in future filings the following information regarding the acquisition of Catalyst on February 28, 2005:

•
Discuss the factors that contributed to a purchase price that resulted in the recognition of intangible assets for $405,000 as stated in the Condensed Consolidated Statement of Financial Condition on page 3. Refer to the disclosure requirements of paragraph 51.b of SFAS 141.

We considered many factors in determining the purchase price for Catalyst, including estimated future cash flows that could potentially be generated by the assets over their estimated remaining lives and the current market value for registered investment advisors. The value of the purchase price paid for Catalyst relative to the net assets acquired reflects existing customer relationships and the Catalyst trade name. Our expectation is that we can build a wealth management business from these assets.

•
Describe the nature of the intangible assets acquired and provide the information required by paragraphs 44 and 45 of SFAS 142 for intangible assets subject to amortization and not subject to amortization. Disclose the effect of issuing the 925,325 contingent shares over the three year period on the value of the intangible assets acquired.

The intangible assets acquired consisted of customer relationships and a trade name. The total amount of the purchase consideration to be allocated to the intangible net assets acquired is $413,369. We allocated the purchase consideration among the purchased intangible assets based on an appraisal provided by a third party valuation consultant. As of the purchase date, there was no amount allocated to goodwill.

The customer relationships of the existing wealth management business are being accounted for as amortized intangible assets that are being amortized over 96 months, while the trade name is accounted for as an unamortized intangible asset. The gross carrying amount of the customer relationships and trade name is $329,915 and $98,908, respectively. Accumulated amortization of the customer relationships as of September 30, 2005 is $24,056.

The value of the contingent shares will be charged to compensation expense as the shares are released from escrow based on the fair market value of the stock at the date of issuance. The purchase agreement states that the release of the common stock from escrow is conditioned upon the continued employment of the selling shareholder of Catalyst (the “Catalyst Shareholder”). The issuance of the contingent shares from escrow will not impact the value of the identifiable intangible assets and liability based on the current terms of the agreement.

•	State the accounting policies related to the amortization of any acquired identifiable intangibles and for determining permanent impairments to the intangible assets.

The customer relationships of the existing wealth management business are being amortized over 96 months based on the appraisal provided by a third party valuation consultant. The trade name is not being amortized as this asset appears to have an indefinite life. An impairment loss will be recognized if the carrying amount of the intangible assets is not recoverable and exceeds their fair value.  The carrying amount of the intangible assets is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the existing customer relationships and trade name.  An impairment loss will be measured as the amount by which the carrying amount of the intangible assets exceeds their fair value.

•
Disclose the total cost of acquiring Catalyst, including the value assigned to the common shares issued as part of the acquisition and the basis for determining that value. Include in your disclosure the Investment in Catalyst of $354,000 and the non-cash costs of $75,000 related to the Catalyst acquisition included in the Condensed Consolidated Statements of Cash Flows on page 4. Refer to paragraph 41.d of SFAS 141.

The total cost of acquiring Catalyst consisted of the following:

Cash payment	$330,433
Legal fees	11,687
Consultant fees	8,514
Escrow fees	3,500
Consideration paid for Catalyst	$354,134

Net liabilities assumed	$59,235
Deferred rent obligation	15,454
Total non-cash investing activity	$74,689

Total assets acquired	$428,823

The sum of the consideration paid for Catalyst and net liabilities assumed, or $413,369, represented the total investment to be allocated to intangible assets acquired and liabilities assumed.

•	Disclose the specific conditions that are required to issue the contingent shares over the three year period.

There are 555,195 shares of MCF Corporation’s common stock held in escrow. Three installments of 185,065 shares of common stock are scheduled to be released to the Catalyst Shareholder at the first, second and third anniversary of the closing date. The issuance of these shares is conditioned upon the Catalyst Shareholder being a full-time employee at the anniversary dates. The actual number of shares to be release from escrow may increased or decreased by up to 370,130 shares based on the growth or decline in Catalyst revenue relative to a baseline amount.

•
Tell us why the Company did not provide the pro forma disclosure required by paragraph 58 of SFAS 141 in Note 4, “Acquisition of Catalyst Financial Planning and Investment Management, Inc.” on page 8 of the 10-Q for the period ended March 31, 2005.

SFAS No. 141 states that the summarized interim financial information of a public business enterprise shall disclose certain information as specified in paragraph 58 if a material business combination is completed during the current year up to the date of the most recent interim statement of financial position presented. We concluded that the acquisition of Catalyst was not deemed to be material using the guidance specified in Rule 1-02(w) of Regulation S-X.

We intend to provide the appropriate disclosures concerning the acquisition of Catalyst provided in paragraphs 51 to 57 of SFAS No. 141 in our Annual Report on Form 10-K for the year ended December 31, 2005.

Note 5, “Ascend Services, Ltd.”, page 9

8.	With respect to the strategic alliance entered into with Ascend Services Ltd, please tell us and disclose in future filings the following information:

•	Describe the nature and terms of the strategic alliance including:

o	the rights and responsibilities of the Company as part of this alliance;

o	the terms, including the dollar amount, of any funding agreements or other obligations incurred by the Company as a result of the alliance; and

o	how this business relationship will be accounted for under generally accepted accounting principles.

The nature and terms of the business relationship between our company and Ascend Services Ltd. (“Ascend”), is as follows:

(a)  On May 4, 2005, Ascend entered into a stock purchase agreement with our company. We issued 1,078,749 shares of common stock and Ascend has issued an unsecured promissory note payable to our company with a face amount of $1.5 million. The shares are initially being held in escrow. Upon Ascend achieving specified milestones related to its credit standing, the 1,078,749 shares of common stock will be released from escrow in three installments of 359,583 shares each and provided to Ascend. Simultaneous with the release of the related stock certificates from escrow to Ascend, the related amount of the promissory note shall become effective and start accruing interest. The promissory note payable matures on February 28, 2006.

(b) Ascend has engaged our company as an investment advisor for its short-term high credit-quality fixed income portfolio. To date, however, we have not functioned as an investment advisor to Ascend and we have not been paid any fees by Ascend as they are still in the capital formation stage of their business development.

(c) We intend to account for the investment advisory services rendered as fee revenue at fair market value, if and when we provide such services to Ascend.

(d) We will remove the reference to our “strategic alliance” with Ascend in future filings.

•	Discuss the relationship between the engagement of the Company as the investment advisor of Ascend and the terms and payments due under the strategic alliance.

There is no relationship between our engagement as investment advisor of Ascend and the terms and payments due under the stock purchase agreement. That is, the two agreements are entirely independent of each other.

•	State how the value of the 1.078 million of shares held in escrow for Ascend was determined.

The per share value of the 1,078,749 shares of common stock issued into escrow was $1.39. This value was based on the average price of MCF Corporation’s common stock for a twenty trading day period which ended a few days prior to the closing to allow time for preparation of closing documents and transactions.

•	State the time period for receiving payment on the $500,000 portion of the note receivable that becomes effective when the shares of Company common stock are released to Ascend.

The promissory note payable, which currently has a principal amount of $500,000, is due and payable on February 28, 2006.

•	Describe the specific milestones that Ascend must achieve in order to have the shares released from escrow.

The specific milestones that Ascend must achieve in order to have the shares released from escrow are as follows:

(a)
Ascend receives from Dominion Bond Rating Service a conditional rating letter indicating its intent to rate Ascend Guaranty Ltd as “AAA”, Ascend Group Holdings Ltd. Zero-Coupon Debentures due 2035 as “AAA” and Ascend Group Holdings Ltd. 1% Cumulative Perpetual Preferred Stock as “AA” - certificate No. 4249 representing 359,583 shares of common stock shall be released;

(b)
When, in respect of Ascend’s agreement to provide credit protection in respect of any credit exposures, in an aggregate notional amount of $180 million of its strategic business partners or any of their respective clients - certificate No. 4250 representing 359,583 shares of common stock shall be released; and

(c)	Upon the completion of the placement of the preferred shares of Ascend’s ultimate parent company - certificate No. 4251 representing 359,583 shares of common stock shall be released.

•	State the specific conditions of the escrow agreement that need to be satisfied in order to release the shares.

The specific conditions of the escrow agreement that need to be satisfied in order to release the shares are the same as the specific milestones noted above. There are no other specific conditions noted in the escrow agreement. In order to improve this disclosure, we will modify the footnote disclosure related to Ascend as follows:

“ . . . Upon Ascend achieving specified milestones related to its credit standing, the 1,078,749 shares of common stock will be released from escrow in three installments of 359,583 shares each and provided to Ascend. Simultaneous with the release of the related stock certificates from escrow to Ascent, the related amount of the promissory note shall become effective and start accruing interest. . .”

Legal Proceedings, page 27

9.
We refer to the statement that the Company does not believe the outcome of the Oridomo Incorporated Securities complaint filed on September 30, 2005 against the Company for alleged violations of securities laws will have a material effect on the Company. In this regard, provide in future filings a SFAS 5 probability assessment regarding the expected effects of a negative outcome of the litigation on the Company’s future operating results, cash flow and liquidity or state why the Company is currently unable to make this assessment.

In connection with the Odimo Incorporated complaint filed against our company, we believe that the likelihood that we not prevail in this litigation is remote. Further, we are indemnified by the issuer defendant. As a result, no accrual has been made for a loss contingency. We will disclose our probability assessment in future filings.

Closing Comments

As requested, we hereby acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me directly at (415) 248-5640 if you have any further questions.

Very truly yours,

/s/ John D. Hiestand
John D. Hiestand
Chief Financial Officer